                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                  SCHEDULE TO/A

                             TENDER OFFER STATEMENT
                    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                          CAPSTEAD MORTGAGE CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                     CAPSTEAD MORTGAGE CORPORATION (ISSUER)
 (NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  (14067E 40 7)
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ANDREW F. JACOBS
                       EXECUTIVE VICE PRESIDENT - FINANCE
                          CAPSTEAD MORTGAGE CORPORATION
                    8401 NORTH CENTRAL EXPRESSWAY, SUITE 800
                               DALLAS, TEXAS 75225
                                 (214) 874-2323

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON
                              FILING THE STATEMENT)

                                    COPY TO:
                                  DAVID BARBOUR
                             ANDREWS & KURTH L.L.P.
                          1717 MAIN STREET, SUITE 3700
                               DALLAS, TEXAS 75201
                                 (214) 659-4400

                            CALCULATION OF FILING FEE

       TRANSACTION VALUATION: *$63,750,000 AMOUNT OF FILING FEE: $12,750**

        *FOR PURPOSES OF CALCULATING FEE ONLY. ASSUMES THE PURCHASE OF 5,000,000 SHARES AT $12.75 PER SHARE.

**THIS AMOUNT WAS PREVIOUSLY PAID IN CONNECTION WITH THE ORIGINAL FILING OF THIS
                        SCHEDULE TO ON FEBRUARY 16, 2001.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $12,750                     Form or Registration No.: 005-37849
Filing Party: Capstead Mortgage Corporation         Date Filed:  February 16, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ] third-party tender offer subject to Rule14d-1.
         [X] issuer tender offer subject to Rule 13e-4.
         [ ] going-private transaction subject to Rule13e-3.
         [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

         This Final Amendment to the Issuer Tender Offer Statement on Schedule TO relates to the offer by Capstead Mortgage Corporation, a Maryland corporation ("Capstead"), to purchase up to 5,000,000 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $0.01 per share at a purchase price of $12.75 per share, net to the seller in cash, without interest thereon, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 16, 2001, and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer").

ITEM 4.  Terms of the Transaction.

         Item 4 is hereby amended and supplemented by adding the following at the end thereof:

         The Offer expired at 12:00 New York City time, on March, 16, 2001. Capstead accepted a total of approximately 554,091 shares of its common stock at a purchase price of $12.75 per share.

ITEM 12. Exhibits.

         Item 12 is hereby amended and supplemented by adding the following additional exhibit:

         (a)(9)  Press release issued by Capstead on March 19, 2001.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2001

                                    CAPSTEAD MORTGAGE CORPORATION




                                    By: /s/ Andrew F. Jacobs
                                       ---------------------------------------
                                            Andrew F. Jacobs
                                            Executive Vice President - Finance